Exhibit 99.2

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statement on Form F-3 (No. 333-222005) and the Registration Statements on Form S-8 (No. 333-126715, 333-141397, 333-171206, 333-192821, 333-200953, 333-215273 and 333-222813) of Royal Dutch Shell plc of our report dated March 9, 2016, relating to the Consolidated Financial Statements, which appears in this Annual Report on Form 20-F.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
London, United Kingdom
March 14, 2018

ADDITIONAL INFORMATION SHELL ANNUAL REPORT AND FORM 20-F 2017	E25